      Filed by Radian Group Inc.
Pursuant to Rule 425 under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Companies: Radian Group Inc. (Commission File No. 1-11356) MGIC Investment Corporation (Commission File No. 1-10816)

The following is the transcript from an investor conference call held by Radian Group Inc. (“Radian”) on April 25, 2007 in connection with the announcement of Radian’s earnings for the quarter ended March 31, 2007.

RDN - Radian First Quarter 2007 Conference Call

E V E N T   D A T E / T I M E :  A P R . 2 5 . 2 0 0 7 / 9 : 0 0 A M E T

Operator

Ladies and gentlemen, thank you for standing by and welcome to Radian's first-quarter 2007 earnings call. At this time, all participants are in a listen-only mode. Later we will conduct a question-and-answer session? Instructions will be given at that time. (OPERATOR INSTRUCTIONS) As a reminder, this conference is being recorded. I would now like to turn the call over to your host, Ms. Mona Zeehandelaar, Senior Vice President of Investor Relations. Please begin.

Mona Zeehandelaar - Radian Group Inc. - SVP IR & Corporate Communications

Thank you, and thank you for joining us today. With me on the call are S.A. Ibrahim, Chief Executive Officer of Radian; Bob Quint, Chief Financial Officer; Mark Casale, President of our domestic mortgage business; and Steve Cooke, President of our Financial Guaranty business.

As I do every quarter, let me remind you that today's conference call will contain statements that are forward-looking. As you know, these statements are based on current expectations that are subject to risks and uncertainties, and Radian's actual results may differ materially from those expressed or projected in these forward-looking statements. Factors that could cause Radian's actual results to be materially different from those in the forward-looking statements are described in the Safe Harbor statement that is included with our webcast and in the Risk Factors detailed in Item 1A of Part I of our annual report on Form 10-K for the 2006 fiscal year and in the joint proxy statement prospectus for our 2007 annual meeting.

Today, we will follow our normal format. S.A. will begin, followed by Bob, who will review key financial metrics for the quarter; and then we will take your questions. For those logged onto the webcast at www.radian.biz, the slides our provided as background and should complement our remarks today. Now it is my pleasure to introduce you to S.A.

S.A Ibrahim - Radian Group Inc. - CEO

Thank you, Mona, and thank you all for joining us today. Before I get into the specifics of our quarterly performance, let me first update you on two items of importance, the progress being made on our proposed merger with MGIC and the subprime mortgage market issues.

When we announced our merger with MGIC, we were all very enthusiastic about the powerful combination of our two businesses. Our enthusiasm continues to grow as we get to know each other better and recognize even more the solid synergies and complementary business strengths we each bring to the table. When all is said and done, we will now have created a pre-eminent mortgage and credit risk insurer, with nearly $15 billion in assets, more than $290 billion of primary mortgage insurance in force, and a Financial Guaranty portfolio approximating $114 billion of net par outstanding, and an estimated market capitalization of more than $9 billion.

Importantly, by combining the best capabilities from each side and leveraging our combined strengths, we will be well positioned to better meet the credit enhancement needs of our customers both in the United States as well as in attractive international markets.

As announced earlier this month, we received one of our necessary regulatory clearances when the Hart-Scott-Rodino waiting period expired. There are now two key legal requirements remaining before closing -- approval by each Company's shareholders, with Boards scheduled for early next month, and approval of various state and foreign insurance departments. We presently anticipate that the deal will close late in the third quarter or early in the fourth. Teams from both Radian and MGIC are making progress in our integration planning efforts.

Now turning to subprime, our primary book was not significantly affected by the disruptions in the subprime market in recent months. I believe this is a validation of our long-term approach to credit risk management in all areas, including subprime and Alt-A, where we have been disciplined in avoiding the 2006 vintage and first-loss subprime exposure, and have diversified our book of business across geographies, products, clients, and origination years.

While we hope it is not the case, if market conditions were to deteriorate significantly, our book is also protected through captive reinsurance and Smart Home securitizations.

As you know, industry definitions of subprime often differ. At Radian, we identify subprime as both A- loans which have FICO scores between 575 and 620, and B/C loans which have FICO scores below 575. As you can see on our webcast slide number 18, our B/C exposure is minimal. Regardless of the definition, however, our business is and always has been about managing credit risk, and we do so carefully across all products.

Turning now to the quarter, I am pleased to report that both of our core business segments achieved strong production results. We have seen positive indicators in the market for future growth in mortgage insurance and financial guaranty. Sherman also continued its strong contribution to our results.

However, C-BASS reported a disappointing first quarter. As most of you learned from Bruce Williams, co-founder and CEO of C-BASS, who joined the MGIC earnings call earlier this month, C-BASS reported a pre-tax loss for the first quarter. As Bruce mentioned, the company expects a return to profitability in the second quarter and a pre-tax return for the year of 15% to 20%, which translates approximately into 150 to $200 million in pre-tax earnings for the full year, of which Radian's share is 46%. The full transcript of Bruce's remarks is available on our website in the SEC filings.

Net income in the first quarter was $113.5 million. Diluted net income per share was $1.42. Book value per share of $52 and adjusted book value of $71.05 rose 14% and 12%, respectively, year-over-year. As a reminder, adjusted book value is a non-GAAP financial measure, and a reconciliation to book value is included in the webcast slides available at www.radian.biz.

Mortgage insurance credit trends in the quarter were characterized by a seasonally driven decrease in defaults and increases in reserves and paid claims, largely driven by higher loan balances.

At the same time, this quarter demonstrates a number of positive factors for our mortgage insurance business, where we are seeing an increase in demand particularly in flow business. Our new insurance written for flow business of $7 billion was up 35% over last year. Persistency has also improved, which we believe is driven by steady interest rate levels and slowing property appreciation. Our annualized persistency was 69.5% .

Our structured business was also strong, consisting almost entirely of modified pool, where Radian is in a second-loss position. As a result, our insurance in force grew to $120 billion.

Financial Guaranty had a strong first quarter in written and earned premium, as market conditions in structured and public finance direct business as well as reinsurance continued to offer attractive opportunities.

In international, we continued to make progress in leveraging our Financial Guaranty business in the fast-growing synthetic market, as well as growing our international mortgage presence. Last quarter, we announced the establishment of Radian Australia Ltd. and the partnership with St. George Insurance Australia. Earlier this month, Radian Australia entered into a multiyear reinsurance arrangement with Westpac Banking Corporation, one of Australia's largest banks.

In closing, I feel good about our core businesses and our strong balance sheet, including our reserves, as we prepare for our merger with MGIC. Bob will now provide additional information on our results for the quarter, including an update on the second lien deal discussed in our last two calls, as well as our 2007 claims guidance. Following his comments, we will take your questions and close with a few remarks. Bob?

Bob Quint - Radian Group Inc. - EVP, CFO

Good morning. As always, I am going to be providing some detail about our first-quarter financial results and some outlook into the rest of 2007.

MI premiums are down slightly from last quarter, due to the continued runoff in the higher premium bulk MI. We continue to expect a challenge to grow earned premium over the next two quarters as a result of our disciplined approach in limiting bulk business in 2006, where we found the pricing and returns unattractive, and in reducing the amount of second lien business written. The premium reduction in the primary and second business has been partially mitigated by an increase in premium from NIMs for which we have had a very active past two quarters. We anticipate growth in earned premium resuming at the end of 2007 and into 2008.

Our primary insurance in force grew during the first quarter. However, much of this growth came from a single structured transaction written as modified pool insurance. This deal has a lower than average premium rate as Radian is in a second loss position. In fact, almost half of our structured primary insurance in force has a deductible in front of it.

Persistency was 69.5% for the year, and 73.9% for the annualized quarter. The breakdown of this by channel was 64.1% for structured, 71.7% for flow for the year ended March 31, 2007. We expect persistency to continue to improve slowly.

As you saw, the reserve for losses on the MI side was up from year-end levels, despite a seasonal reduction in delinquencies. Offsetting this reduction is the continuation of the trend toward higher loan balances and delinquency aging.

As for the second lien transaction we noted the past few quarters, our net reserve on that transaction was 26.9% at March 31, compared to $21.6 million at year-end. To date, we have paid $42 million in gross claims and $21 million in net claims on this transaction. At our existing claims run rate, the current loss reserve will cover the next three quarters on this deal.

Through the first quarter, although delinquency counts have begun to stabilize, the deal has not shown the kind of improvement we had anticipated. Nonetheless, we are working constructively with our counterparty to attempt to satisfy all claim issues in a fair way that mitigates overall losses as best as possible. The balance of our seconds business is still performing within our expected range.

Overall, MI claims came in a little bit higher than we anticipated this quarter on both first lien and second lien. With regard to full-year 2007 claims paid, the guidance given on investor day and on our fourth-quarter call was for claims paid to be between 340 to $370 million. However, given the delinquency aging trend and increases in loan balances on delinquent loans, we're revising this guidance to a 380 to $410 million range. For 2008, our guidance of 350 to $400 million remains unchanged.

MI operating expenses this quarter reflect some of the expense reductions made at the end of 2006. We expect the trend for MI operating expenses to continue to go down, excluding the merger expense line, which is shown separately.

Financial Guaranty had a strong quarter of written and earned premium, as S.A. mentioned. Some of the increase in earned premium, approximately $3.5 million, was caused by an increase in refunding. You should also notice that we have broken out premiums from derivative contracts separately from premiums from Financial Guaranty contracts. We did the same for the MI business, where premium from NIMs and credit default swaps are included on that separate line.

Much like the prior two quarters, Conseco and trade credit paid claims represented substantially all of our Financial Guaranty claims paid in the first quarter. The reduction in the incurred loss line in the first quarter came from an adjustment to our nonspecific reserves and from a reversal of some trade credit reserves on exposures that have expired. This should not be expected to be repeated in future quarters, although it does reflect a generally positive trend with regard to the overall credit in our Financial Guaranty book of business.

Sherman had a typically strong first quarter, and we expect similar strong results throughout the year.

You have obviously heard a lot about C-BASS's first quarter, along with the expectation for improvement over the rest of the year as they expect the market to stabilize at current levels. We have started to see some evidence of this stabilization already in the second quarter.

In the first quarters, tight corporate credit spreads created a positive mark-to-market in our Financial Guaranty derivative book, and wider ABS spreads created a loss on our MI derivative book. There are no additional credit issues in either of these books.

With respect to stock repurchase, we began the quarter with 1.5 million shares remaining in our latest authorization. We repurchased minimal shares during the first quarter. We are significantly limited by securities laws on the amount of stock that can be repurchased before our shareholders meeting in May.

Finally, our tax rate is at what we consider a normalized rate this quarter, although the implementation of FIN 48 will likely create some have added volatility in the tax rate percentage from this time forward. Implementation of FIN 48 created an additional $21 million liability that was run through equity. That is one of the reasons why book value only grew by $0.77 during the quarter. We would now like to turn the call over for questions.

Q U E S T I O N   A N D   A N S W E R

Operator

(OPERATOR INSTRUCTIONS) Andrew Brill.

Andrew Brill - Goldman Sachs - Analyst

Thank you. Just a few questions. First question, just wanted to understand a little bit what gives you comfort in enabling you to keep your 2008 paid claim guidance, despite the big increase in delinquencies -- I'm sorry, in losses this quarter related to the delinquencies aging and the big increase in 2007 paid claims? That is my first question.

Mark Casale - Radian Guaranty Inc. - President

It's Mark. I think the biggest driver of it is, as Bob mentioned, almost half of our structured insurance in force right now is in a deductible position. So for the last couple years our premiums have been hurt because we have been writing a lot of this stuff in second loss and having lower premiums. So although to Bob's point, where the loans are aging a little bit more than we thought, it is kind of working its way through the system.

I would also have to incorporate the seconds, [as] again we haven't written any more of that business. As that works its way through reserves and paid claims, that is really the foundation for the '08 guidance.

Andrew Brill - Goldman Sachs - Analyst

Just in terms of what is driving the higher incurreds this quarter, are you seeing meaningful losses out of the 2006 book yet? Can you give us a sense of just where cumulative losses might stand in the '06 book versus the '05 book?

Mark Casale - Radian Guaranty Inc. - President

Yes, again it is too early. Most of -- again, we wrote a lot of bulk in 2004 and 2005. That is starting to season, work its way into the later buckets and into claims. That is where it is coming from.

Again in 2006, we wrote $14 billion of structured business. Only $1.5 billion of it was A-. So again, that book is new. We have not seen a lot of delinquencies to date; and obviously '07 is too early.

Andrew Brill - Goldman Sachs - Analyst

I just wanted to circle up on the other operating expenses in the MI business. They were down $7 million sequentially, backing out the merger expenses. I think last quarter you referred to expenses dropping off $10 million from first-quarter levels starting with the second quarter of this year. Is that still the reasonable drop-off to expect?

Bob Quint - Radian Group Inc. - EVP, CFO

Yes, that is still reasonable. I think some of it -- we really expected the majority of it to come through in the second quarter. But in fact, some of it came through in the first quarter as well. But those numbers are still reasonable, yes.

Andrew Brill - Goldman Sachs - Analyst

So we are still expecting a $10 million drop-off relative to fourth quarter, not the first quarter?

Bob Quint - Radian Group Inc. - EVP, CFO

Correct.

Andrew Brill - Goldman Sachs - Analyst

Okay. Just in terms of share buyback post the investor day, do you have a sense of what you might think of doing once you get through that restricted period?

Bob Quint - Radian Group Inc. - EVP, CFO

I think it is safe to say we will resume with share repurchase to the extent we are allowed. So you should expect to see some pickup.

Andrew Brill - Goldman Sachs - Analyst

Okay. Thank you.

Operator

Mike Grasher from Piper Jaffray.

Mike Grasher - Piper Jaffray - Analyst

Good morning. Just to follow up on the claims paid, can you talk any to the geography, which is sort of, I guess, driving the higher severity that you are anticipating?

Mark Casale - Radian Guaranty Inc. - President

It's Mark. Again, most of the claims paid are still coming from the typical culprits, from the Midwest. We still -- we have not seen as much from California and Florida. Although, with California, we are seeing the percentage of our defaults beginning to catch up with the percentage of our risk in force. California, I believe, is 7% of our risk in force; and it is probably -- percentage of our defaults is about half that, where 18 months ago it was next to nothing. So it is really starting to catch up.

Mike Grasher - Piper Jaffray - Analyst

That's helpful. Then I think Bob may have mentioned that you had increased some of the NIM production here in the first quarter. Can you elaborate on or maybe discuss, Mark, the protection or the credit enhancement on that NIM production? The general amount, I guess, of excess spread that may exist on any of those deals.

Mark Casale - Radian Guaranty Inc. - President

It is hard to get into specifics. We wrote approximately seven transactions in the first quarter. The ratings are primarily at the double-B to the triple-B range. In fact, as really what happened in the first quarter, we saw it in the fourth quarter, but as you guys know the headlines, the hedge funds which have been really pricing this stuff, we thought, unrealistically over the past two years really fled the market in the first quarter. So we were able to go in there and write what we think is good business at good returns.

Actually on deals, when that happened, actually moved up the capital structure; and we were able to write some deals even at the triple-B layer. So that is really the function in terms of the credit rating is a good guide for the excess spreads.

Mike Grasher - Piper Jaffray - Analyst

Okay, and so are you modeling or projecting through that how that might change over time?

Mark Casale - Radian Guaranty Inc. - President

Of course. We run a lot of different scenarios. We are incorporated what we believe will be higher losses on the '06 vintage. That is all incorporated into the models.

Mike Grasher - Piper Jaffray - Analyst

Okay. Then a final question for Bob. Just looking at the change in reserves, and I noticed the addition of the -- I think it was a reinsurance recoverable as well. What is the right way to think about that? If we strip that away, what is the sense of security with the recoverable?

Bob Quint - Radian Group Inc. - EVP, CFO

You know, we don't put up the recoverable unless we believe it is fully recoverable. We would not be allowed to. So anything -- the entire gross up at this point is covered by capital in the captive. Therefore, we believe it is fully recoverable.

Mike Grasher - Piper Jaffray - Analyst

But you still have to report it, then?

Bob Quint - Radian Group Inc. - EVP, CFO

Gross, absolutely.

Mike Grasher - Piper Jaffray - Analyst

Okay, all right. Thanks.

Operator

Steve Stelmach, FBR.

Steve Stelmach - Friedman Billings Ramsey - Analyst

Good morning. Just real quickly on the Financial Guaranty side, you mentioned some adjustments to nonspecific reserves. Could you just go into a little bit more detail about what those adjustments were and why they came about this quarter?

Bob Quint - Radian Group Inc. - EVP, CFO

Yes. You know, what we are doing there is we are using a variety of formulas that enable us to measure those reserves. Then all of the formulas showed us that the numbers contained within nonspecifics were too high. They were higher -- outside the range of our formulas; and therefore we had to reverse out some of that reserve to bring it back within our range. So there are a number of ways we do it, and all of the ways showed us that we were essentially a little bit too high.

Steve Stelmach - Friedman Billings Ramsey - Analyst

Okay. I get the question is what happened this quarter to make those models point in that direction, I guess? Or was it sort of cumulative over a long period of time; you finally decided to say, well, maybe we should --?

Steve Cooke - Radian Asset Insurance Inc. - President

This is Steve Cooke. I think it is really cumulative over a period of time. Because if you were at the maximum end of the range on the reserves at the outset, when you couple that with just overall favorable loss development which has been developing over a period of time, our -- if you looked at our surveillance list, our watch and reserve list, it is as the lowest percentage of total net par outstanding that probably it has ever been. Certainly in the past few years.

Obviously when you couple that favorable loss development with what Bob has just alluded to, that really explains the difference. Coupled with the trade credit (inaudible) exposure.

Steve Stelmach - Friedman Billings Ramsey - Analyst

Then just one last question. I know, one, the MGIC-Radian deal, that you guys have some built-in assumption for lost market share. I'm just wondering, are you guys feeling any of that at this point? Or do you think it all just comes after the close of the deal?

Mark Casale - Radian Guaranty Inc. - President

It's Mark. We are not feeling any of that. In fact, we brought on some new customers in the first quarter. As S.A. had mentioned, our flow is up 35% over the prior quarter's period. It was actually up from year-end over 7%.

This is a function of -- it is quite a few things. But it's really a function of our core customers, obviously, using more MI. MI is back. A lot of that is driven a little bit from the deductibility; more so as seconds go away in the market, there really is no marketability for second liens. So the 80/10/10s are coming down for some lenders and they are doing more first lien using MI.

Also, some of our new customers, we are really starting to see a trend toward Wall Street owning mortgage companies, becoming mortgage companies, and therefore using MI. So with our capital markets focus and really spending a lot of time with Wall Street, we are well positioned and we have captured some large clients on that basis.

Steve Stelmach - Friedman Billings Ramsey - Analyst

Okay, so no real tangible negative impact at this point?

S.A Ibrahim - Radian Group Inc. - CEO

No, in fact -- this is S.A. -- as Mark mentioned, since we'd announced the deal we have been spending a lot of time with customers. Both sides separately, because we are still separate companies. The feedback we have gotten from the customers has been very positive.

They all feel good about the transaction from their perspective and what it can allow us to offer them on a combined basis, in terms of strength across the whole spectrum of products and services. So the feedback has been pretty positive.

Steve Stelmach - Friedman Billings Ramsey - Analyst

Great, thank you very much.

Operator

Geoff Dunn with KBW.

Geoff Dunn - Keefe, Bruyette & WOods - Analyst

Good morning. When we try to estimate frequency as defined by claims versus the year-ago delinquencies, it looked like there was a pickup this quarter. Is that just the normal fallout of a seasoning book? Or was there any kind of unusual claim acceleration in this quarter?

Mark Casale - Radian Guaranty Inc. - President

It's Mark. I think it is a little bit more of just timing. As we had said last year, we were reviewing more claims than we had previously. That is really starting to stabilize. So we are reviewing them, and sort of pickup in paid has just increased because of that. So it is a lot to do with timing.

Geoff Dunn - Keefe, Bruyette & WOods - Analyst

Okay. Then with respect to the merger, I am sure you guys have heard this. I think in general the market sentiment seems to be more concerned about your book in terms of credit than MGIC's. I guess it would be specifically Alt-A.

You give a lot of detail on that book. But could you talk a little bit more of how you have approached underwriting in Alt-A over the last couple years? Why you are comfortable with it? And maybe the different (technical difficulty) of Alt-A that are out there, and what specifically you are doing versus what people are maybe worried about in the market?

S.A Ibrahim - Radian Group Inc. - CEO

This is S.A. Going back to my years of doing business with MI companies while being on the other side, Radian was one of the early participants in the Alt-A business. As my previous company learned where to draw the lines more finely in the Alt-A business, so did early partners such as Radian.

As a result, when I came to Radian, I [should] have been surprised. I was delighted -- rather, I was delighted to see that all the insight I thought I had learned from being on the other side in terms of differentiating between different types of Alt-A, had already been incorporated into Radian's thinking.

So my view is that there is an improvement in the underwriting process that Radian went through, as you go through various vintages with the recent Alt-A vintages having been underwritten incorporating the lessons learned in Alt-A in the earlier vintages. And those lessons importantly were learned at a time when home prices were going up. Now, Bob, do you have any thoughts?

Bob Quint - Radian Group Inc. - EVP, CFO

The other thing, (multiple speakers). If you look at the FICO scores on the Alt-A book, they are very high. 85% is 660 or above. It is just a -- I think if you look at the characteristics of the Alt-A that we have written, just a better quality than probably some of the stuff that has been talked about in the market.

Geoff Dunn - Keefe, Bruyette & WOods - Analyst

That Structured Finance issue that they have been using to cap risk, that has been primarily focused on the Alt-A books?

Mark Casale - Radian Guaranty Inc. - President

Are you talking about Smart Home, Geoff?

Geoff Dunn - Keefe, Bruyette & WOods - Analyst

Exactly.

Mark Casale - Radian Guaranty Inc. - President

No, Smart Home is mostly subprime. We do have one deal with Alt-A in it.

Geoff Dunn - Keefe, Bruyette & WOods - Analyst

Okay, great. Thanks.

S.A Ibrahim - Radian Group Inc. - CEO

Geoff, another point is we have been at Radian very forthcoming and open about disclosing Alt-A as a separate category. We believe that Alt-A is so pervasive today in the marketplace that there may be Alt-A in other books of business, masked by a definition that may say any FICO scores above a certain FICO score is prime.

So we further go in our prime and separate out Alt-A, which may draw -- perhaps unfairly -- more attention to our book of business. Being in the market on the other side, I would find it hard to believe that the other MI companies are not doing Alt-A.

Geoff Dunn - Keefe, Bruyette & WOods - Analyst

Great, thanks for your comments.

Operator

Josh Smith with TIAA-CREF.

Josh Smith - TIAA-CREF - Analyst

Thanks for taking the call. Quickly on the Financial Guaranty, it looked like there was a benefit from credit derivatives, mark-to-market or something like that. What was driving that $25 million to the good? I would think that in the current environment that we would be going the other way.

Bob Quint - Radian Group Inc. - EVP, CFO

It is really corporate credit spreads. Most of our derivatives in Financial Guaranty are corporate CDOs. And corporate credit spreads actually tightened during the quarter, and that is really what drives that mark.

Josh Smith - TIAA-CREF - Analyst

Corporate credit spreads tightened? Okay.

S.A Ibrahim - Radian Group Inc. - CEO

In fact, one of the things to keep in mind, and I will ask Steve to address that, is often when you look at our book, you may wonder how much of subprime asset classes in our CDOs. Steve?

Steve Cooke - Radian Asset Insurance Inc. - President

Within the Financial Guaranty book itself, less than 0.5% -- 0.05% to our exposure is subprime. Really a de minimis amount (inaudible).

Josh Smith - TIAA-CREF - Analyst

Okay, which brings me to my second question. There has been a big increase in the Financial Guaranty overall portfolio. A large growth in the Structured Finance year-over-year. There is a very large percentage of business as CDOs, and the credit looks very good as you have described it. You have actually increased your proportion of AAA or AA. So it has gotten better year-over-year.

But when I read the note, this is your assessment of the credit as opposed to be rating agencies. Or it is the highest rating agency number. I guess what I am asking is, for the stuff that is triple-B or below, where is the lowest rating agency? What is the risk that if there's downgrades then that that becomes a bigger problem?

Steve Cooke - Radian Asset Insurance Inc. - President

I think that the way the book structured, in terms of looking at it on the ratings that are available, that our ratings there are -- when we say it is triple-A quality, I think that is sort of most reflective of what the credit quality of the CDO book is.

I don't think that there is a (inaudible) that there is any significant downgrade risk there. Our attachment points on those CDO deals, particularly for more recent vintage in the past couple of years, is a multiple of what I will call sort of the true triple-A attachment point, almost by any measure.

So that I think that those percentages as we report them, given them that you may not have all agencies' ratings, all aspects of the deal, are reflective of in fact what the true nature of that risk is.

Josh Smith - TIAA-CREF - Analyst

Yes, I am not worried about the triple-A so much, it is the lower rated stuff. Because it is such a big number that even a small percentage, if it goes bad, could be an issue. That is kind of what I was more asking about.

Steve Cooke - Radian Asset Insurance Inc. - President

Yes, and I think that is just sort of less of an issue with the (inaudible) overall.

Bob Quint - Radian Group Inc. - EVP, CFO

Yes, the triple-B -- where the triple-B's are in our Financial Guaranty portfolio are our municipal exposures. Historically, those have had a very, very good track record and very, very few claims.

Josh Smith - TIAA-CREF - Analyst

Yes, you know, I am not worried about that. But even the Structured Finance you have got 4% in triple-B; 1% not rated; that is 5% of a $58 billion number. I am looking at page 28 in your slides.

Steve Cooke - Radian Asset Insurance Inc. - President

Right, I think even with respect to that, we still think that that exposure is sort of solidly investment-grade (inaudible) exposure. I put the overlay of that in terms of  -- we do have on a parallel basis our surveillance system, as that we're looking at all our exposures across the board. Again from a loss development perspective, which ties into why we have seen an overall decrease in the amount of the lost reserves, it is because of that favorable loss development trend across all sectors, both structured finance and public finance.

Josh Smith - TIAA-CREF - Analyst

Is there any additional collateralization in those lower rated? Or is that sort of when the losses hit you're exposed? There is nothing beneath you? Like you have in the triple-A, obviously you can argue that there is a lot of collateral below you.

Bob Quint - Radian Group Inc. - EVP, CFO

There is a lot. There is less, obviously, in triple-B, but there is still substantial. In order to get an investment-grade rating there is still substantial subordination.

Josh Smith - TIAA-CREF - Analyst

Okay, thanks a lot.

Operator

Rob Ryan from Merrill Lynch.

Rob Ryan - Merrill Lynch - Analyst

Good morning. What was the dollar amount of the differential between the midpoint of the actuarial range and where your reserves turned out at the end of the first quarter?

S.A Ibrahim - Radian Group Inc. - CEO

Rob, we do not give the dollar difference numbers. Suffice to say, and I will turn to Bob maybe to see if he can add some color. But suffice to say that when you say the word actuarial, there is a difference between actuarial and our model.

Actually at the end of the last quarter, the actuaries looked at our reserves and they concluded that we were at the very top end of the actuary's range, which is different from our own model. Bob, do you want to address our model?

Bob Quint - Radian Group Inc. - EVP, CFO

Yes, we were about 1%, so it is about 6 -- over $6 million. Between 6 and $7 million.

S.A Ibrahim - Radian Group Inc. - CEO

But the actuarial point is an important point. The actuaries outside look at ours and we were at the very, very top end of the actuarial range.

Rob Ryan - Merrill Lynch - Analyst

Okay, so compared to your modeled range, Bob, you said about 1% higher? $6 million?

Bob Quint - Radian Group Inc. - EVP, CFO

Yes, higher than the midpoint.

Rob Ryan - Merrill Lynch - Analyst

Okay. Taking a look at the troubled second-lien transaction, can you remind us of your half of the total exposure? Because it is 50-50 quota share.

Originally, how much was that? How much has been paid? How much is reserved for; and therefore what potentially worst-case left?

Mark Casale - Radian Guaranty Inc. - President

It's Mark. Remember, it is approximately a $1.5 billion deal with a 10% stop-loss, where we are at 50% on the hook for. So that is approximately $75 million.

We also have a supplemental policy above that pool. So it breaches the 10%, we would be on the hook pretty much for 50% of that. So in terms of claims to date, I think Bob so we were approximately --.

Bob Quint - Radian Group Inc. - EVP, CFO

21.

Mark Casale - Radian Guaranty Inc. - President

$21 million for us, $42 million overall. And reserve is another three-quarters of expected claims. So we're--.

Bob Quint - Radian Group Inc. - EVP, CFO

27; 21; that is 48; 75; so another $27 million of exposure on this, on the first part of the transaction.

Mark Casale - Radian Guaranty Inc. - President

In terms of the ultimate loss, it still really depends. As we said, defaults have flattened out over the last six months. We are working constructively with our counterparty really to -- we are in trying to figure out what the ultimate cumulative loss on the pool is. Again, it is too early in the pool to know, but this [all] has stabilized.

Rob Ryan - Merrill Lynch - Analyst

Okay, could you just review the additional exposure above the 10% and how that works?

Mark Casale - Radian Guaranty Inc. - President

Additional exposure is we have a policy that goes down to 89.9% LTV supplemental. So we cover each loan down to 89% LTV. The average LTV in the pool is approximately 20 -- or 80% to the first lien; 20% to the second. So we are effectively half of supplemental above the 10%. That is how I got to the half.

Rob Ryan - Merrill Lynch - Analyst

Will this only become relevant after -- after what point, I guess? I will just ask it that way.

Mark Casale - Radian Guaranty Inc. - President

It becomes relevant if it breaches the 10% stop-loss.

Rob Ryan - Merrill Lynch - Analyst

Okay, thank you.

Operator

Terry Shu with JPMorgan.

Terry Shu - JPMorgan - Analyst

Most of my questions have been answered, but let me ask the question once again on the trends in the first quarter. When you talked about the higher paids, the higher combined ratio, a lot of it is seasoning. But I would -- and that should have been part of your original plans and projections. So in fact, there has been worse experience in the recent vintage years, which is why the paids are coming in above your earlier guidance with the corresponding reserves.

Am I right? So that the environment is really impacting your book; but as S.A. pointed out, you are well diversified, so the impact is contained. Am I reading this correctly?

Mark Casale - Radian Guaranty Inc. - President

It's Mark. I think that is a correct assessment. Again, it is pretty obvious there has been some deterioration in the mortgage market. We are seeing part of that. The paid claims, and that is coming from both the first and the second side, as we have disclosed.

I think the counter to that is we are also seeing a lot more appetite for our production on the front-end. I think some of our competitors have said that. There is -- a little bit of risk has helped out on the front-end; but we are -- that is a fact that is hurting us.

Terry Shu - JPMorgan - Analyst

Yes. Then when one looks at your categories, you have always broken out Alt-A. Just kind of looking through the details, there seems to be greater deterioration -- or am I seeing it right -- in the A- and other, rather than the Alt-A?

With MGIC's breakout of the low-doc, is low-doc Alt-A? Are those interchangeable terms? S.A., as you have said, there is Alt-A and there is Alt-A. Your trends seemed very contained, and not very. Is that right? Because you know your Alt-A book, is that sort of it?

Mark Casale - Radian Guaranty Inc. - President

That is a good assumption.

S.A Ibrahim - Radian Group Inc. - CEO

I think that is a good way of putting it.

Terry Shu - JPMorgan - Analyst

Okay, going back to the earlier question on the '08 outlook, why should we not worry? Because just because the whole seasoning thing would go into '08, and the resetting issue -- you know the analogy that people use about I guess it is the pig going through the python or something. The vintage years '06 going through and impacting results. Why would the paids and combined not stay at an elevated level into '08, before we see an improvement?

Bob Quint - Radian Group Inc. - EVP, CFO

The reason that we are saying that, and I think Mark said it, is that a lot of what we have written over the past two years has been in a second-loss position. What is coming through now and we are paying -- and the reason claims in '07 are a little bit more elevated -- are the older vintages. So when they go through, (multiple speakers) have a lot of exposure on second-loss position.

We didn't do the '06. The second, we have really stopped writing other than remote risk. So a lot of the stuff that was causing the elevated level, or the small elevated level in '07, will really be essentially filtered through and not there in '08. As well we are looking at delinquency levels, which are down.

Terry Shu - JPMorgan - Analyst

Right. You are saying that what is coming through now is the '05 type of vintage, '04, '05?

Bob Quint - Radian Group Inc. - EVP, CFO

'04, '05.

Terry Shu - JPMorgan - Analyst

Or earlier, right?

Bob Quint - Radian Group Inc. - EVP, CFO

Earlier as well, but we wrote a lot of bulk structured MI '03, '04, '05.

Mark Casale - Radian Guaranty Inc. - President

Here is a good stat for you, Terry. Our structured A- and below risk in force was $2 billion the first quarter of '06. It is $1.2 billion, so it is down significantly.

Terry Shu - JPMorgan - Analyst

Yes, so you are saying in essence that your book, as it moves through into '08, is actually going to be lower risk, because it is less the '06 vintage issue, how you wrote it prior. And you have cut back substantially on the second lien or -- and as you pointed out, the structured book. Over or half you would be in a second-loss position where you have a big cushion. So in fact '08 looks better than '07. Am I reading that correctly?

Mark Casale - Radian Guaranty Inc. - President

I think that is it. We have said from the beginning, '07 was difficult because you were getting the seasoning from the '03, '04 and even some of the '05 books. But you were not having the premium to replace it, because we didn't write that business in 2006.

Terry Shu - JPMorgan - Analyst

Okay, thank you.

Operator

Bruce Harting from Lehman Brothers.

Bruce Harting - Lehman Brothers - Analyst

A couple things. One, the GSE involvement in subprime, can you just comment on whether that means plus or minus gain in share for you?

Second, can you talk a little again about the C-BASS return to profitability, and what the dynamics, and how to work through that in our model to understand that?

Third, have you seen any -- it seems like on or around March 1, the whole industry -- the subprime players that didn't make it were known to the market by then. Then the survivors that gobbled them up, and the larger, high-quality players all sort of simultaneously put out press releases saying they were tightening their underwriting.

So can you also comment on whether you have seen that? Where are we in that evolution out in the brokerage community in terms of implementing the tighter underwriting? Again, is that a positive or negative? I would imagine a positive, but for your market share? Thanks.

S.A Ibrahim - Radian Group Inc. - CEO

It is S.A. We will all answer different parts of your question. First, in terms of the GSEs getting into subprime, we feel very positive about that. We believe that that is going to bring standardization and discipline to the subprime market. It is also going also going to push in, to some extent, the otherwise negative impact in terms of the troubles in refinancing that certain borrowers would have had. The GSEs are stepping in and refinancing some of those loans that borrowers would have had trouble in this market financing.

Because there has been a pullback in the market in terms of underwriting. Perhaps, like with everything else, as you know from your experience in the mortgage business, when a credit event like the event we are seeing happens in subprime, there is a pullback. When there is a pullback, while there are some borrowers who would have gone into default that don't get loans anymore, there's a lot of borrowers who would have continued to perform that don't get loans anymore. The GSEs coming in will hopefully address those borrowers in terms of borrowing needs.

We happen to have a very strong relationship with the GSEs. We were closely with them on opportunities. We believe they, to some extent, face the same challenges we faced in the last two years. We were both handicapped in competing with the alternative market for credit protection, because we were both encumbered by experience and history which showed us that the business was cyclical.

The other newer participants in the market who were less encumbered by historical data and the view that there are cycles in the mortgage industry offered credit protection at spreads that neither of us could accept. So there is a lot of shared experience as well as a shared future outlook between us and the GSEs. We do not see them as a threat; we see them as partners. Bob, do you want to address (inaudible)?

Bob Quint - Radian Group Inc. - EVP, CFO

Yes, in C-BASS, I think you heard from Bruce Williams, they expect to return to profitability. They expect to make between 150 and $200 million pretax this year. That is based on assumptions of a stabilization of the market, and I think we have seen some signs of that. So that is where we are at.

Mark Casale - Radian Guaranty Inc. - President

Bruce, to your third question, we have seen -- in terms of the tight underwriting at the broker level, we have seen that in the first quarter. That has -- you are starting to see folks that do subprime business both -- especially on the flow side with our core customers -- more people using MI.

S.A Ibrahim - Radian Group Inc. - CEO

If you look at it from a future point of view, Bruce, somebody put it to me at an industry meeting I was at. Once the market went from originating loans that were the riskiest loans in the last five years to the best loans in the last five years with more attractive spreads.

Bruce Harting - Lehman Brothers - Analyst

So would you say that, following up on the last questions going through the Alt-A analysis, that you, during -- the loans you did write in '06 were of the standard that is now being imposed on the whole marketplace? That is kind of a gratuitous question, but -- given your credit. But is that how you see it? Is that what you were saying in the last question?

S.A Ibrahim - Radian Group Inc. - CEO

When you separate out Alt-A and subprime, clearly on the Alt-A side we took a tighter line. But there was business we brought with protections so that the net effect would be the same as. We have been very forceful and very open saying about our underwriting.

Sometimes the business that we wrote had characteristics that were different from what we wanted, but we protected ourselves from those characteristics through structures and being in the second-loss position.

Whereas the business we may see going forward, based on better criteria, may allow us to write the same business with different structures; and more importantly, with widening credit spreads at better margins. Mark, do you have a perspective?

Mark Casale - Radian Guaranty Inc. - President

I think that is a nice summary.

Bruce Harting - Lehman Brothers - Analyst

On the C-BASS, understanding that Bruce Williams said that, but is it just simply that the inventory of loans had to be repriced; and now we move forward at a tighter bid? I didn't quite follow the logic on why the immediate return to profitability.

Bob Quint - Radian Group Inc. - EVP, CFO

The portfolio is marked-to-market based on the changed spread. So at this point, they are comfortable that they can resume profitability.

Bruce Harting - Lehman Brothers - Analyst

Have they seen real-time signs of bid for their securitizations?

Mark Casale - Radian Guaranty Inc. - President

Oh, yes. Remember, Bruce, they executed securitizations through that, even through that turmoil, which is a testament to their name and reputation in the market. It is just when, at the end of the quarter, when they had to mark this stuff it was at an all-time wide. Spreads were at an all-time wide.

S.A Ibrahim - Radian Group Inc. - CEO

Again, Bruce, as you know, when these kind of market conditions occur, while everybody gets hurt, the most respected players in the market enjoy better executions than the others. The differentiation widens. So being the best player in a tough group of peers means you get hurt, but you also get hurt less.

Bruce Harting - Lehman Brothers - Analyst

So from all of the sort of cumulative things we have been talking about here today, would you say that the new underwriting standards -- asking you to play economist a little bit. Do you think that we have--? The fear has been that you sort of chop off a part of the buying demand in the housing market because folks won't be able to meet the new underwriting standards. Are you seeing evidence of that? Are you thinking that there is a pretty orderly transition to the new order, the new underwriting?

S.A Ibrahim - Radian Group Inc. - CEO

We are seeing with -- obviously there have been some bumps in the first quarter for the subprime players. But barring any other dramatic events, we see moving -- it is straight toward ahead as we start getting less concerned over time with what we are seeing through the rearview mirror and more excited about what we are seeing looking ahead through the windshield. So what we see ahead of us is exciting. What we want to leave behind us is passing by each day.

Operator

Eric Wasserstrom from UBS.

Eric Wasserstrom - UBS - Analyst

Thanks. Bob, if you could just run through the dynamics that are affecting the premium margins; and I am still a little unclear about why that is going to improve later in the year.

Bob Quint - Radian Group Inc. - EVP, CFO

Well, the premium margin has been dropping, very simply because the higher premium bulk MI is running off and is being replaced -- and some -- by modified pool with deductibles that has a lower premium rate. So the premium margin has come down because of that.

The expectation to resume growth in earned premium is more based on growth in in force, persistency, penetration for the MI industry than it is margin.

Eric Wasserstrom - UBS - Analyst

But if you continue to do let's say a lesser proportion of bulk business, won't that continue to create a downward bias?

Mark Casale - Radian Guaranty Inc. - President

Remember, a downward bias is already well underway. What we are saying is we see it ending towards the end of this year.

Eric Wasserstrom - UBS - Analyst

Okay, so then you would argue that it is basically going to be all incremental from that new baseline?

Mark Casale - Radian Guaranty Inc. - President

Correct.

Eric Wasserstrom - UBS - Analyst

Okay, great. Thank you.

Operator

James Shanahan from Wachovia.

James Shanahan - Wachovia Securities - Analyst

Thank you. My question will be simple. Over the course of the next six months or so, as you prepare for the integration of the two companies, is there a chance that your reserving will be modified to MGIC's standard? In other words, 45 days recognition of a default versus your standard of 60 days?

Bob Quint - Radian Group Inc. - EVP, CFO

Until the merger happens, we're going to continue to reserve the way we have. So we're going to be consistent.

James Shanahan - Wachovia Securities - Analyst

Thank you.

Operator

David Hochstim from Bear Stearns.

David Hochstim - Bear Stearns - Analyst

Thanks, I actually do still have a question. I wonder if Steve could talk about any spillover effects on pricing or business from kind of the market's panic about the Company's exposure to Alt-A and subprime.

Then Bob, I wonder if you could just repeat what you said the adjustments were to the incurred line.

Steve Cooke - Radian Asset Insurance Inc. - President

You know, from our perspective on the Financial Guaranty side, most of our exposure on the structured side is in the corporate CDO market. Relatively little, particularly of late, in CDOs of ABS.

So as I said before, in terms of our overall subprime exposure at the [FC] level, that is less than one-half of 1% in some of the ABS deals that we do have on our books. We had the general matter within Financial Guaranty in both the structured finance and the public finance side; notwithstanding, I think, strong results, we are still very much in a tight credit spread (inaudible).

David Hochstim - Bear Stearns - Analyst

I guess I was wondering, have you had any -- have you been disadvantaged in terms of pricing in the last couple of months in public finance or in structured finance on new deals? Not (multiple speakers).

Steve Cooke - Radian Asset Insurance Inc. - President

I would say that on -- certainly, the volume is there. We are finding that on the spreads, the tightening spreads on the fixed-rate market on the public finance side have an effect on premiums. You know, because we are a niche player on the public finance side, our volume tends to be probably lumpier than you might see at the triple-A provider end of the spectrum. So there has been that effect on premium rates. But not in a material way to impede the overall flow of business.

David Hochstim - Bear Stearns - Analyst

So you wouldn't say that there has been some kind of -- I guess what I was wondering is if there has been some negative spillover effect on your business from the MI, or the perceptions about the MI business.

Steve Cooke - Radian Asset Insurance Inc. - President

No, there hasn't at all. They really have been operating in separate spheres.

David Hochstim - Bear Stearns - Analyst

Okay. Bob, can you just again review what you said about the changes to the incurred line?

Bob Quint - Radian Group Inc. - EVP, CFO

Yes, the nonspecific reserves were taken down because of general improvements in the overall credit outlook for the book. The trade credit book is running off and some of the risk is expiring. If that occurs and we have specific reserves against the parts of the trade credit book that go away, we reverse those reserves out. So that occurred as well.

David Hochstim - Bear Stearns - Analyst

How much were those in dollars?

Steve Cooke - Radian Asset Insurance Inc. - President

That was a total of $10.4 million, of which $3.4 million was attributable to the trade credit.

David Hochstim - Bear Stearns - Analyst

Okay, thank you.

Operator

I'm showing no further questions at this time.

S.A Ibrahim - Radian Group Inc. - CEO

Okay, thank you all for your participation and for your ongoing interest in Radian. We will now end the call. Thank you.

Operator

Ladies and gentlemen, this conference will be available for replay after 12.30 PM today through May 9. You may access the AT&T teleconference replay system at any time by dialing 1-800-475-6701 and entering the excess code 868719. International participants dial 320-365-3844. (OPERATOR INSTRUCTIONS) That does conclude our conference for today. Thank you for your participation and for using AT&T executive teleconference. You may now disconnect.

Forward Looking Statements

     All statements made in the transcript above that address events or developments that we expect or anticipate may occur in the future are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the U.S. Private Securities Litigation Reform Act of 1995. These statements are made on the basis of management’s current views and assumptions with respect to future events. The forward-looking statements, as well as Radian’s prospects as a whole, are subject to risks and uncertainties, including the following: changes in general financial and political conditions such as extended national or regional economic recessions (or expansions), changes in housing demand or mortgage originations, changes in housing values, population trends and changes in household formation patterns, changes in unemployment rates, changes or volatility in interest rates, consumer confidence, or changes in credit spreads; changes in investor perception of the strength of private mortgage insurers or financial guaranty providers; risks faced by the businesses, municipalities or pools of assets covered by Radian’s insurance; the loss of a customer with whom Radian has a concentration of its insurance in force or the influence of large customers; increased severity or frequency of losses associated with certain Radian products that are riskier than traditional mortgage insurance and financial guaranty insurance policies; material changes in persistency rates of Radian’s mortgage insurance policies; changes in Radian’s credit ratings or the insurance financial-strength ratings assigned by the major ratings agencies to Radian’s operating subsidiaries; heightened competition from other insurance providers and from alternative products to private mortgage insurance and financial guaranty insurance; changes in the charters or business practices of Fannie Mae and Freddie Mac; the application of federal or state consumer, lending, insurance and other applicable laws and regulations, or unfavorable changes in these laws and regulations or the way they are interpreted, including: (i) the possibility of private lawsuits or investigations by state insurance departments and state attorneys general alleging that services offered by the mortgage insurance industry, such as captive reinsurance, pool insurance and contract underwriting, are violative of the Real Estate Settlement Procedures Act and/or similar state regulations (particularly in light of inquiries that we and other mortgage insurers have received from the New York Insurance Department and public reports that other state insurance departments are investigating or planning to investigate captive reinsurance arrangements used in the mortgage insurance industry) or (ii) legislative and regulatory changes affecting demand for private mortgage insurance or financial guaranty insurance; the possibility that we may fail to estimate accurately the likelihood, magnitude and timing of losses in connection with establishing loss reserves for our mortgage insurance or financial guaranty businesses or to estimate accurately the fair value amounts of derivative financial guaranty contracts in determining gains and losses on these contracts; changes in accounting guidance from the SEC or the Financial Accounting Standards Board regarding income recognition and the treatment of loss reserves in the mortgage insurance or financial guaranty industries; changes in claims against mortgage insurance products resulting from the aging of Radian’s mortgage insurance policies; vulnerability to the performance of Radian’s strategic investments; changes in the availability of affordable or adequate reinsurance for our non-prime risk; legal and other limitations on the amount of dividends we may receive from our insurance subsidiaries; international expansion of our mortgage insurance and financial guaranty businesses into new markets and risks associated with our international business activities; and risks and uncertainties associated with our proposed merger with MGIC Investment Corporation, including, without limitation: the ability to complete the transaction on the proposed terms and schedule; the risk that the two companies and their businesses will not be integrated successfully; customer attrition and disruption from the transaction making it more difficult to maintain relationships with customers, employees or other business relationships; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; the risk that potential sales of assets in connection with the merger may negatively impact the financial performance of the combined company; and the possibility that the merger may not be completed, whether due to the failure to receive the requisite stockholder or regulatory approvals or otherwise, which may have an adverse effect on our customers, employees and other business relationships, and may have a materially adverse impact on our financial results and prospects. For more information regarding these risks and uncertainties, as well as certain additional risks that we face, investors should refer to the risk factors detailed in Part I, Item 1A of our annual report on Form 10-K for the year ended December 31, 2006 and in the joint proxy statement/prospectus for our 2007 annual meeting. We caution you not to place undue reliance on these forward-looking statements, which are current only as of the date of this filing. Radian does not intend to, and disclaims any duty or obligation to, update or revise any forward-looking statements made in the transcript above to reflect new information, future events or for any other reason.

Additional Information about the Radian/MGIC Transaction

     MGIC Investment Corporation and Radian Group Inc. have filed a joint proxy statement/prospectus and other relevant documents concerning the MGIC/Radian merger transaction with the United States Securities and Exchange Commission (the “SEC”). STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE MERGER TRANSACTION OR INCORPORATED BY REFERENCE IN THE JOINT PROXY STATEMENT/PROSPECTUS BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors may obtain these documents free of charge at the SEC’s website (http://www.sec.gov). In addition, documents filed with the SEC by MGIC are available free of charge by contacting Investor Relations at MGIC Investment Corporation, 250 East Kilbourn Avenue, Milwaukee, WI 53202. Documents filed with the SEC by Radian are available free of charge by calling Investor Relations at (215) 231-1486.

     Radian and MGIC and their respective directors and executive officers, certain members of management and other employees are participants in the solicitation of proxies from Radian stockholders and MGIC stockholders with respect to the proposed merger transaction. Information regarding the directors and executive officers of Radian and MGIC and the interests of such participants are included in the joint proxy statement/prospectus filed with the SEC which relates to the merger transaction, Radian’s 2007 annual meeting of stockholders and MGIC’s 2007 annual meeting of stockholders—and in the other relevant documents filed with the SEC.